Exhibit 12

		2002	2003	2004	9/30/04	9/30/05
Computation of Earnings:

Income/(loss) from continuing operations before income taxes and cumulative effect of a change in accounting		($207)	$53	$104	$100	$112

Adjustments to income:

Add: Distributed income from less than 50% owned companies		5	9	11	8	6

Add: Fixed charges as presented below		355	398	380	285	298

Subtract: Interest capitalized			(1)	0	0	0

Add: Amortization of interest previously capitalized			1	1	1	1

Earnings		$153	$460	$496	$394	$417

Computation of Fixed Charges:

Interest incurred		$342	$356	$338	$253	$270

Amortization of debt-related costs		2	23	23	17	13

Portion of rental expense representative of interest (1)		11	18	19	14	15

Interest capitalized			1		1

Total fixed charges		355	398	380	285	298

Preferred stock dividend requirements

Combined fixed charges and preferred stock dividends		$355	$398	$380	$285	$298

Ratio of earnings to fixed charges	(2)(3)	*	1.2	1.3	1.4	1.4

Ratio of earnings to combined fixed charges and preferred stock dividends	(2)(3)	*	1.2	1.3	1.4	1.4

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	Earnings did not cover fixed charges and preferred stock dividends by: ($202)

(3)	Earnings/(loss) include charges for restructuring of $7 in 2004, $19 in 2003 and 2002; charges for asbestos of $35 in 2004, $44 in 2004, $30 in 2003; charges for asset impairments and loss/gain on sale of assets of $47 in 2004, $73 in 2003, $247 in 2002; loss/(gain) from early extinguishments of debt of $39 in 2004, $12 in 2003, and ($28) in 2002; and foreign exchange (gains)/losses of ($98) in 2004, ($207) in 2003, $27 in 2002.